UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Ivany Mining, Inc.
(Name of Company)

Common Stock, $0.001 par value
(Title of Class of Securities)

465819100
(CUSIP Number of Class of Securities)

Gregory I. Porges
Spectra Capital Management, LLC
595 Madison Ave. 37th Floor
New York, NY 10022
(212) 857-9300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 14, 2009
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         SCHEDULE 13D/A

-----------------------------------------                                ------------------------------
CUSIP NO.      465819100                                                       PAGE 2 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------

 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Spectra Capital Management, LLC               20-1000866
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          1,890,875 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 5,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   1,890,875 shares of Common Stock
                                   Warrants to purchase 5,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         1,890,875 shares of Common Stock
         Warrants to purchase 5,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5)
         17.7% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                         SCHEDULE 13D/A

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CUSIP NO.      465819100                                                       PAGE 3 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Arclight Capital, LLC           [*]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        WC
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        Delaware
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          1,953,168 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 5,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   1,953,168 shares of Common Stock
                                   Warrants to purchase 5,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         1,953,168 shares of Common Stock
         Warrants to purchase 5,000,000 shares of Common Stock (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.8% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         OO
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                         SCHEDULE 13D/A

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CUSIP NO.      465819100                                                       PAGE 4 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Gregory I. Porges
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          1,890,875 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 5,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   1,890,875 shares of Common Stock
                                   Warrants to purchase 5,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         1,890,875 shares of Common Stock
         Warrants to purchase 5,000,000 shares of Common Stock    (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         17.7% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

                         SCHEDULE 13D/A

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CUSIP NO.      465819100                                                       PAGE 5 OF 8 PAGES
-----------------------------------------                                ------------------------------

--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 1.    NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Andrew C. Burton
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a) [X]
                                                                                                                                                               (b) [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 3.    SEC USE ONLY
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 4.    SOURCE OF FUNDS*
        AF
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                                     [  ]
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
 6.    CITIZENSHIP OR PLACE OF ORGANIZATION
        United States
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
                               7.     SOLE VOTING POWER
                                        0
                 -------------------------------------------------------------------------------------------------------------------------------------------------------
 NUMBER OF      8.    SHARED VOTING POWER
  SHARES
BENEFICIALLY          3,844,043 shares of Common Stock
 OWNED BY
   EACH                        Warrants to purchase 10,000,000 shares of Common Stock
 REPORTING               (see Item 5)
PERSON WITH    --------------------------------------------------------------------------------------------------------------------------------------------

        9.     SOLE DISPOSITIVE POWER
                                      0
                                --------------------------------------------------------------------------------------------------------------------------------------------
                            10.   SHARED DISPOSITIVE POWER
                                   3,844,043 shares of Common Stock
                                   Warrants to purchase 10,000,000 shares of Common Stock
                                   (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
         3,844,043 shares of Common Stock
         Warrants to purchase 10,000,000 shares of Common Stock    (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [  ]
--------------------------------------------------------------------------------
13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         31.4% (see Item 5)
--------------------------------------------------------------------------------------------------------------------------------------------------------------------
14.    TYPE OF REPORTING PERSON*
         IN
--------------------------------------------------------------------------------------------------------------------------------------------------------------------

This Schedule 13D/A is being filed by Spectra Capital Management LLC ("SPECTRA CAPITAL MANAGEMENT"), Arclight Capital LLC ("ARCLIGHT CAPITAL"), Gregory I. Porges ("MR. PORGES") and Andrew Burton ("MR. BURTON" and, together with Spectra Capital Management, Arclight Capital and Mr. Porges, the "REPORTING PERSONS") relating to the Common Stock, par value $0.001 per share (the "Common Stock"), of Ivany Mining, Inc., a Delaware corporation (the "COMPANY"). Unless the context otherwise requires, references herein to the "Shares" are to the Common Stock of the Company.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The agreement among the Reporting Persons to file jointly (the "JOINT FILING AGREEMENT") is attached hereto as Exhibit A. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Mr. Porges is the Managing Member of Spectra Capital Management. Accordingly, Mr. Porges may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management for purposes of Rule 13d-3 under the Exchange Act. Mr. Burton is the Manager of Spectra Capital Management and the Managing Member of Arclight Capital. Accordingly, Mr. Burton may be deemed to be the beneficial owner of the Shares held by Spectra Capital Management and Arclight Capital for purposes of Rule 13d-3 under the Exchange Act.

ITEM 5. INTEREST IN SECURITIES OF THE COMPANY.

(a) The percentages used herein, and in the rest of Item 5, are based upon (i) the 25,851,877 Shares stated to be outstanding by the Company as of May 15, 2009 in the Company's Form 10-Q, filed with the SEC on May 20, 2009, (ii) the 11,180,000 shares stated to have been issued on July 10, 2009 in the Company’s Form 8-K, filed with the SEC on July 15, 2009 (the “July 2009 8-K”), and (iii) the amount of exercisable securities beneficially owned by each of the Reporting Persons.

As of the date of this Schedule 13D/A, Spectra Capital Management may be deemed to beneficially own 6,890,875 Shares (including 5,000,000 Shares issuable upon exercise of the Warrants), representing approximately 17.7% of the Shares outstanding. Arclight Capital may be deemed to beneficially own 6,953,168 Shares (including 5,000,000 Shares issuable upon exercise of the Warrants), representing approximately 17.8% of the Shares outstanding. Mr. Burton may be deemed to beneficially own 13,844,043 Shares (including 10,000,000 Shares issuable upon exercise of the Warrants), representing approximately 31.4% of the Shares outstanding. Mr. Porges may be deemed to beneficially own 6,890,875 Shares (including 5,000,000 Shares issuable upon exercise of the Warrants), representing approximately 17.7% of the Shares outstanding.

The Reporting Persons filed copies of the Warrants as Exhibits F and G to their Schedule 13D filed January 25, 2008. The Company extended the termination date of the Warrants to January 11, 2010, as reported in the Schedule 13D/A filed by the Reporting Persons on March 23, 2009.

As reported in the Schedule 13D/A filed by the Reporting Persons on September 9, 2009, on July 10, 2008, as stated in the July 2009 8-K, the Company issued units, at $0.05 each, to a third party, with each unit comprising one Share and a warrant to purchase an additional Share (the “Offering”).  The Warrants provide that, in the event the Company issues additional Shares at a price less than the exercise price of the Warrants, the number of Shares which a holder of the Warrants is entitled to receive is increased by multiplying by the exercise price in effect immediately before the sale and dividing by the price at which the new shares are issued, and the exercise price per Share is reduced to the price at which the new shares are issued.  Immediately before the Offering, each of Spectra Capital Management and Arclight Capital owned a Warrant to purchase 2,000,000 shares at an exercise price of $0.30.  Immediately after the Offering, each of Spectra Capital Management and Arclight Capital had the right under its respective Warrant to purchase 12,000,000 shares at an exercise price of $0.05.

On September 14, 2009, the Company, Arclight Capital and Spectra Capital Management entered into a Warrant Surrender Agreement, a copy of which is filed as Exhibit B to this Form 13D/A.  Under the Warrant Surrender Agreement, each of Arclight Capital and Spectra Capital Management surrendered warrants to purchase 7,000,000 shares, the exercise price of the Warrants that were not surrendered increased to $0.10, and the expiration date of the Warrants that were not surrendered was extended to the later of July 10, 2012 and the date on which the warrants issued in the Offering expire, as that date may be extended from time to time.  Each of Arclight Capital and Spectra Capital Management, after the execution of the Warrant Surrender Agreement, has the right under the terms of its respective Warrants that have not been surrendered to purchase 5,000,000 shares at a strike price of $0.10.

The Company has not issued new Warrants with respect to the extension of the termination date, the adjustment of the exercise price of the Warrants upon the Offering, or to reflect the terms of the Warrant Surrender Agreement.

The Reporting Persons are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d) (3) of the Exchange Act. Each Reporting Person expressly disclaims beneficial ownership of any of the shares of Common Stock other than those reported herein as being owned by it.

(b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of the Shares.

(c) Since the transactions reported on the Schedule 13D/A filed by the Reporting Persons on September 9, 2009, Spectra Capital Management sold 50,000 Shares and Arclight Capital sold 23,300 Shares. The reporting persons effected no other transactions in the Shares in the last 60 days.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e) Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

1.
Exhibit A - Joint Filing Agreement dated September 8, 2009, signed by each of the Reporting Persons in order to confirm that this Schedule 13D/A is being filed on behalf of each of the Reporting Persons.

2.	Exhibit B – Warrant Surrender Agreement dated September 14, 2009, among Ivany Mining, Inc., Arclight Capital LLC, and Spectra Capital Management LLC.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  September 14, 2009

SPECTRA CAPITAL MANAGEMENT, LLC

BY:   /s/   Gregory I. Porges
--------------------------------------------------------
By:      Gregory Porges
Title:   Managing Member

ARCLIGHT CAPITAL, LLC

BY:  /s/ Andrew Burton
--------------------------------------------------------
By:     Andrew Burton
Title:  Managing Member

GREGORY I. PORGES

/s/    Gregory I. Porges
--------------------------------------------------------
By:  Gregory I. Porges

ANDREW BURTON

/s/   Andrew Burton
--------------------------------------------------------
       Andrew Burton

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the schedule 13D/A filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the Common Stock, par value $0.001 per share, of Ivany Mining, Inc., a Delaware corporation, is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below, in accordance with Rule 13d-1 under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated as of  September 14, 2009

SPECTRA CAPITAL MANAGEMENT, LLC

BY:   /s/   Gregory I. Porges
--------------------------------------------------------
By:      Gregory Porges
Title:   Managing Member

ARCLIGHT CAPITAL, LLC

BY:  /s/ Andrew C. Burton
--------------------------------------------------------
By:     Andrew C. Burton
Title:  Managing Member

GREGORY I. PORGES

/s/    Gregory I. Porges
--------------------------------------------------------
By:  Gregory I. Porges

ANDREW C. BURTON

/s/   Andrew C. Burton
--------------------------------------------------------
       Andrew C. Burton

EXHIBIT B

WARRANT SURRENDER AGREEMENT

WARRANT SURRENDER AGREEMENT entered into as of the 14thday of September, 2009, by and among the undersigned (the “Surrendering Warrantholders”) and Ivany Mining, Inc., a Delaware corporation (the “Company”).

WHEREAS the Surrendering Warrantholders purchased shares and warrants in the Company, a Delaware corporation (the “Company”) in March, 2008 (the “2008 Financing”),

WHEREAS the terms of the warrants purchased by the Surrendering Warrantholders (the “2008 Warrants”) provide, among other things, that subsequent sales of stock at a price below the exercise price of the Warrants causes the number of shares to be issued upon the exercise of the Warrants to increase and the exercise price to decrease,

WHEREAS the Company beginning in June 2009 issued additional shares at a price below the original exercise price of the 2008 Warrants (the “2009 Financing”),

WHEREAS this new issuance has caused the number of shares to be issued upon the exercise of the 2008 Warrants to increase and the exercise price of the 2008 Warrants to decrease,

WHEREAS the Company believes that the dilution resulting from said increase in the number of shares to be issued upon the exercise of the 2008 Warrants will limit the Company’s financial flexibility,

WHEREAS the undersigned Surrendering Warrantholders desire to accommodate the Company’s desire to maintain financial flexibility by reducing the number of shares that they are entitled to receive upon the exercise of their respective 2008 Warrants by surrendering a portion of their 2008 Warrants, and by increasing the exercise price of their 2008 Warrants,

WHEREAS the undersigned Surrendering Warrantholders wish to receive fair compensation for said reduction, and

WHEREAS the Company, by unanimous consent of its Board of Directors, believes that extending the expiration date of the 2008 Warrants owned by the Surrendering Warrantholders that are not surrendered is fair consideration for said reduction and is in the best interests of the Company,

THEREFORE it is agreed,

SECTION  1.  Surrender of a Portion of the 2008 Warrants.  Each of the Surrendering Warrantholders hereby surrenders to the Company for cancellation a portion of the 2008 Warrants that that holder held immediately before executing this Agreement.  The following table sets forth the number of shares that each of the undersigned will be entitled to receive upon exercise of all of his, her, or its respective 2008 Warrants immediately following the execution of this Agreement by such holders:

Participant in 2008 Financing	Number of Shares That Can Be Purchased Upon Exercise Of 2008 Warrants Not Surrendered Upon Executing This Agreement
Arclight Capital LLC	5,000,000
Spectra Capital Management LLC	5,000,000
Geld Art	500,000
John Mignacca	500,000
William Anderson	357,143
Frank Cantore	300,000
Luigi Tescolin	254,900
Anna Giglio	250,000
Claude Hambel	147,570
Mario Discepola	100,000
Christian Radu	90,000
Gregory Karamanion	90,000
Yvon Gelinas	50,000

SECTION 2.  Increase of Exercise Price of Warrants.  The exercise price of the 2008 Warrants owned by the Surrendering Warrantholders and not surrendered pursuant to Section 1 shall be increased to $0.10.

SECTION 3.  Extension of the 2008 Warrant Expiration Date.  The expiration date of the 2008 Warrants owned by the Surrendering Warrantholders and not surrendered pursuant to Section 1 shall be extended to the later of (a) the expiration date of the warrants (the “2009 Warrants”) issued in the financing reported by the Company on its Form 8-K filed with the SEC dated July 10, 2009, as such expiration date may be modified from time to time, and (b) July 10, 2012.  Any exchange of the 2009 Warrants for any other security convertible into shares or other interests in the company, or any series of transactions that has such effect, shall be considered a modification of the expiration date of the warrants for purposes of this Section 3.

SECTION 4.  No Other Changes.  All other terms of the 2008 Warrants owned by the Surrendering Warrantholders not surrendered pursuant to Section 1 shall remain in force, including, without limitation, the provisions for the adjustment of the strike price of and number of shares to be issued upon the exercise of the 2008 Warrants should a “Dilutive Issuance” (as defined in the 2008 Warrants) occur after the date of this Agreement.

SECTION 5.  Representations and Warranties of the Surrendering Warrantholders.  Each of the Surrendering Warrantholders hereby represents and warrants that:

(a)	He, she, or it owns all of the 2008 Warrants issued to him, her, or it in the 2008 Financing,

(b)	He, she, or it has not exercised any warrants, including his, her, or its respective 2008 Warrants, to purchase stock of the Company,

(c)	He, she, or it has had sufficient time to evaluate this agreement and to consult his, her, or its financial and legal advisors if desired, and

(d)
He, she, or it has the necessary power and capacity to purchase the shares, and this Agreement constitutes a legal, valid and binding obligation, enforceable against him, her, or it in accordance with its terms.

SECTION 6.  Representations and Warranties of the Company.  The Company hereby represents and warrants that:

(a)	Since the closing of the 2008 Financing, no warrants to purchase stock in the Company have been exercised,

(b)
Since the closing of the 2008 Financing, the company has not issued any stock or other securities that would have cause the exercise price or the number of shares to be issued upon the exercise of the 2008 Warrants to change, except the issuance of securities in the 2009 Financing,

(c)
The Board of Directors of the Company has unanimously determined, after due deliberation, that the transactions contemplated in this Agreement will benefit the Corporation, and has unanimously consented to this Agreement,

(d)
The Company has the necessary power and capacity to engage in the transactions contemplated in this Agreement, and this Agreement constitutes a legal, valid and binding obligation, enforceable against it in accordance with its terms.

SECTION 7.  Covenant of the Company.  The Company covenants to notify each of the undersigned Surrendering Warrantholders, and their respective heirs, administrators, executors, successors, and assigns, promptly upon

(a)
the issuance after the date of this Agreement of (i) any stock by the Company, including any stock issued upon the exercise of warrants, or (ii) the issuance of any security that would cause the adjustment to the then exercise price of, or the number of shares to be issued upon the exercise of, the 2008 Warrants not surrendered pursuant to Section 1 of this Agreement or

(b)	any transaction that would cause an extension of the expiration date of any 2008 Warrants pursuant to Section 3 of this Agreement.

Such notice shall state the number of shares or other securities so issued, the price at which such stock or other security was issued by the Company, and any other terms of such issuance necessary for to calculate the exercise price of, or the number of shares to be issued upon the exercise of, the 2008 Warrants following such issuance.

SECTION 8.  Clarification of Warrant Adjustment Terms Upon a Dilutive Issuance.  The Company acknowledges and agrees that the exercise by any person, after the date of this agreement, of any warrants to acquire stock at a price below the exercise price of the 2008 Warrants in effect at the time of such exercise will, without limitation, constitute a “Dilutive Issuance” as that term is defined in the 2008 Warrants, without regard to the date on which the warrants so exercised were originally issued.

SECTION 9.  Notices.  Any notice or other communication given under this Agreement shall be deemed sufficient if in writing and sent by registered or certified mail, return receipt requested, addressed to each Surrendering Warrantholder at his, her, or its address on file with the Company.  Notices shall be deemed to have been given on the date of mailing, except notices of change of address, which shall be deemed to have been given when received.

SECTION 10.  Further Actions.  The  parties  agree to  execute  and  deliver  all such  further  documents, agreements  and  instruments  reasonably requested and take such other and  further  reasonable action as may be necessary  or  appropriate  to  carry  out  the  purposes  and  intent  of  this Agreement.

SECTION 11.  Amendment, Restatement, and Waiver.  This Agreement may be amended or restated, and any waiver of any of the provisions of this Agreement shall be effective, only if made in writing.

SECTION 12.  Successors, Assigns, etc.  This Agreement shall bind the parties to this Agreement and their respective heirs, administrators, executors, successors, and assigns.

SECTION 13.  Choice of Law.  This Agreement shall be governed by the laws of the State of Nevada, without regard to the conflict of laws provisions thereof.

SECTION 14.  Counterparts.  This Agreement may be executed by the parties hereto in one or more counterparts, and will be binding upon all Surrendering Warrantholders who execute this Agreement even if other holders of 2008 Warrants listed below do not execute this Agreement.

IVANY MINING, INC.

By:  /s/ Derek Ivany
     ________________________________
Derek Ivany, Chief Executive Officer

ARCLIGHT CAPITAL LLC

By:  /s/ Andrew Burton
     ________________________________
Andrew Burton, Managing Member

SPECTRA CAPITAL MANAGEMENT LLC

By:  /s/ Andrew Burton
    ________________________________
Andrew Burton, Senior Managing Director

_______________________________
Yvon Gelinas

_______________________________
Mario Discepola

_______________________________
Luigi Tescolin

_______________________________
John Mignacca

_______________________________
Gregory Karamanion

_______________________________
Frank Cantore

_______________________________
Claude Hambel

_______________________________
Anna Giglio

_______________________________
 Christian Radu

_______________________________
Geld Art

_______________________________
William Anderson